Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-219970

Dated September 29, 2017

Pattern Energy Provides Operations and Financial Guidance Update in Light of Recent Weather Events

SAN FRANCISCO, California, September 29, 2017 – Pattern Energy Group Inc. (NASDAQ and TSX: PEGI) (“Pattern Energy” or the “Company”) today provided an update on its operations in light of the weather events in Puerto Rico and Texas. Most importantly, all team members and their families remained safe throughout the events and no injuries were reported.

“The recent series of natural disaster events, from the hurricanes in the southeast, to the earthquake in Mexico and the wildfires in California, has been devastating for the communities in these regions. Throughout these events, our number one priority was the safety of our staff, their families and the community. Secondly, but also important, is the protection and safety of the assets,” said Mike Garland, CEO of Pattern Energy. “We are taking specific steps to support our staff, their families and communities, highlighted by our employee disaster relief program and our contribution to the Habitat for Humanity program in Texas. We are also preparing to extend these relief efforts in Puerto Rico as the difficult recovery there progresses.”

Highlights

•	All Pattern Energy personnel are safe and no injuries were reported

•	No material damage has been found as a result of hurricanes Harvey, Irma or Maria

•	The operations team has been able to respond effectively to events and are working with the Puerto Rico Electric Power Authority (“PREPA”) to support its efforts to restore power locally

•	Pattern Energy is reaffirming its target 2017 cash available for distribution[1]

•	Pattern Energy expects production below its long-term average in the third quarter of 2017 due to weather conditions

(1)	The forward looking measures of 2017 full year cash available for distribution (CAFD) and third quarter CAFD are non-GAAP measures that cannot be reconciled to net cash provided by operating activities as the most directly comparable GAAP financial measure without unreasonable effort primarily because of the uncertainties involved in estimating forward-looking changes in working capital balances which are added to earnings to arrive at cash provided by operations and subtracted therefrom to arrive at CAFD. A description of the adjustments to determine CAFD can be found within Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations - Key Metrics, of Pattern Energy's 2017 Quarterly Report on Form 10-Q for the period ended June 30, 2017.

Operations Update

Pattern Energy evacuated its 283 megawatt (“MW”) Gulf Wind project in Texas prior to Hurricane Harvey and its 101 MW Santa Isabel project in Puerto Rico prior to the Irma and Maria hurricanes. This allowed the employees to be with their families and make safe arrangements before the events. Several employees have experienced property damage in Puerto Rico and Texas but all employees and their families are safe. The Company closed its Houston office for more than a week during Hurricane Harvey. Pattern Energy’s operations center continued uninterrupted monitoring of its assets during all of these events, including evacuating and operating remotely during Hurricane Harvey. Project operations staff and third-party technicians safely returned to work shortly after the hurricanes at both the Gulf Wind and Santa Isabel projects.

Pattern Energy is taking action to support its employees and their communities, including disaster pay, financial assistance, provision of employee assistance program services and supporting volunteer activities. The Company is also implementing a matching gift program for the Greater Houston Community Foundation, the Houston Flood Relief Fund, the SPCA of Texas, and Houston Food Bank, and it plans to implement similar matching gift programs for select charities benefitting Puerto Rico.

The Gulf Wind project in Texas had no damage from Hurricane Harvey. The preliminary evaluation of the 101 MW Santa Isabel project in Puerto Rico reports no material damage to the turbines or the project, while additional detailed evaluations continue. Pattern Energy is working with PREPA to support PREPA’s broader efforts to restore the high voltage grid so the project can help support providing much needed power to the Puerto Rican communities.

2017 Financial Guidance

As part of today’s announcement, Pattern Energy is reaffirming its targeted annual cash available for distribution1 (“CAFD”) for 2017 range of $140 million to $165 million. Pattern Energy is not aware of any direct effect the natural disaster events experienced during the third quarter had on general wind levels across North America.

The reaffirmed 2017 CAFD1 range assumes long-term average proportionate production of the fleet for the remainder of 2017 and a potential adverse impact of any extended electric grid outage in Puerto Rico during the fourth quarter of 2017. The risks to the Company remain the same as reflected in its prior financial guidance for 2017.

Variability in wind conditions causes the Company’s project revenues and other financial measures to vary from period to period. The Company expected CAFD1 of $12 to $14 million for the third quarter of 2017. Based primarily on the wind conditions that were below the long-term average experienced during the third quarter of 2017, Pattern Energy now expects CAFD1 in a range of $5 to $11 million in the third quarter of 2017.

Pattern Energy Group Inc. (the “Company”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that the Company has filed with the SEC for more complete information about the Company and any offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or SEDAR at www.sedar.com.

Alternatively, the Company, any underwriter or any dealer participating in any offering will arrange to send you the prospectus if you request it by calling Investor Relations at (415) 283-4000.

About Pattern Energy

Pattern Energy Group Inc. (Pattern Energy) is an independent power company listed on the NASDAQ Global Select Market and Toronto Stock Exchange. Pattern Energy has a portfolio of 20 wind power facilities, including one project it has agreed to acquire, with a total owned interest of 2,736 MW in the United States, Canada and Chile that use proven, best-in-class technology. Pattern Energy's wind power facilities generate stable long-term cash flows in attractive markets and provide a solid foundation for the continued growth of the business. For more information, visit patternenergy.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian securities laws, including statements regarding the ability to extend relief efforts to Puerto Rico and support employees and communities following the recent natural disaster events, the outcome of additional evaluations at the Santa Isabel facility, the ability to work with PREPA to provide power to the Puerto Rican communities, the ability to achieve the targeted annual CAFD range, the length of the electric grid outage in Puerto Rico and such effects on guidance, the expected contribution to annual CAFD for the third quarter of 2017, and range of CAFD for the third quarter of 2017. These forward-looking statements represent Pattern Energy's expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of Pattern Energy's control, which could cause actual results to differ materially from the results discussed in the forward-looking statements.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Pattern Energy does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Pattern Energy to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in Pattern Energy’s annual report on Form 10-K and any quarterly reports on Form 10-Q. The risk factors and other factors noted therein could cause actual events or Pattern Energy’s actual results to differ materially from those contained in any forward-looking statement.

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Contacts:

Media Relations Matt Dallas 917-363-1333 matt.dallas@patternenergy.com	Investor Relations Ross Marshall 416-526-1563 ross.marshall@loderockadvisors.com